Exhibit 16.1


                               [Sherb & Co., LLC]



May 24, 2006


To the Board of Directors
Osteologix, Inc.
425 Market Street, Suite 2230
San Francisco, CA 94105

Gentlemen:

This letter is to be filed in connection with the Periodic Report on Form 8-K filed with the Securities and Exchange Commission dated May 24, 2006. This letter is to confirm our dismissal as auditor of Osteologix, Inc., formerly named Castle & Morgan Holdings, Inc. (the "Company") (CIK Number 000-1278129), effective after the filing of the Form 10-KSB for the fiscal year ended December 31, 2005 and the reorganization of the Company.

At this time, there are no accounting disagreements on the financial statements prepared by this firm and filed with the Securities and Exchange Commission. We will be willing to cooperate with successor accountant to try to make a smooth transition for future filings. Further, we agree with the disclosures made by the Company on the Form 8-K.

We have returned to you all original records provided to me in previous engagements. Our working paper files are the property of our firm. These will be maintained by us in accordance with my retention policy. We will consider any requests for copies of documents in out working paper files from you or the successor firm. However, providing such copies is at my discretion. Reasonable copying costs will be due and payable on a COD basis for any documents the successor auditor may require.

If you have any questions regarding this communication, please contact Sherb & Co., LLC at (212) 838-5100.

Sincerely,


/s/ Sherb & Co., LLC

Sherb & Co., LLC